

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

February 2, 2007

via U.S. mail and facsimile

James J. Bonsall
President and Chief Operating Officer
Tecumseh Products Company
100 East Patterson Street
Tecumseh, Michigan 49286

> **Re:** **Tecumseh Products Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 15, 2006**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2005**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2006, June 30, 2006 and September 30, 2006**
> **Forms 10-Q/A for the Fiscal Quarters Ended March 31, 2006 and June 30, 2006**
> **File No. 0-452**

Dear Mr. Bonsall:

        We have reviewed your response letter dated January 11, 2007 and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-Q for the Fiscal Quarter Ended September 30, 2006

11. Income Taxes, page 23

1. Your response to prior comment 8 remains unclear. It appears that in your amended Form 10-Q's for the quarters ended March 31, 2006 and June 30, 2006, the tax benefit attributable to your US continuing operations does not equal the tax expense reflected in discontinued operations and other comprehensive income for the same

periods. However, we understand that the effective tax rate for your US operations is 0%. As such, we would have expected that the tax benefit and the tax expense would net to zero in the first and second quarters of 2006. We note that in the third quarter of 2006, your accounting was consistent with our expectations, based on your disclosure on page 32, which states:

> Tax expense was recorded in discontinued operations and OCI…and a tax benefit was recorded on the loss in continuing operations to offset the expense recorded in OCI and discontinued operations. The net result was an effective rate in the U.S. federal jurisdiction of 0%.

However, it is unclear why this relationship would not exist in the first and second quarters of 2006. Please advise, with references to authoritative literature, as applicable. Please also tell us the amount of the tax benefit on US continuing operations and the amount of tax expense on US discontinued operations and US OCI for each quarter in 2006. In addition, please explain how you determined each of these amounts.

2. With respect to your restatement, please address the following:
   - Please clarify why the changes to the interim periods in 2005 and 2004 had no effect on the annual periods. We note that the restatement related to income from foreign jurisdictions that was inappropriately combined with losses from foreign jurisdictions for which tax benefits are not expected to be realized. However, it would appear that this issue would result in the understatement of tax expense for annual periods, as well as interim periods.
   - Please tell us more about how the company originally allocated income tax expense between continuing and discontinued operations and the changes to your original accounting in the amended Form 10-Q for the quarter ended June 30, 2006.

<u>Management's Discussion and Analysis of the Financial Condition and Results of Operations, page 28</u>

<u>Liquidity and Capital Resources, page 40</u>

3. We note your disclosure that your average days sales outstanding has increased at September 30, 2006, as compared to December 31, 2005, due, in part, to more extended payment terms to certain key customers in your Engine & Power Train segment. In future filings, please address the following:
   - Disclose the reasons for the extended payment terms.
   - Disclose the effect of the extended payment terms on your liquidity and capital resources. Refer to disclosures required by SAB 104.

- Disclose the extent to which your sales for the quarter ended September 30, 2006, were positively affected by the extended payment terms, as well as the extent to which these increased sales in the quarter ended September 30, 2006 will negatively affect your sales in future periods (i.e. the extent to which those sales would have occurred in later periods absent the extended payment terms).

In your response, please show us what your future disclosures will look like.

Significant Accounting Policies and Critical Accounting Estimates, page 45

4. We note your response to comment 1 in our letter dated October 19, 2006 and the corresponding disclosure in your September 30, 2006 Form 10-Q. We note that you used a discount rate of 8.15% as of September 30, 2006 and 9.25% as of December 31, 2005. We further note with the new $100 million Second Lien Credit Agreement and the amended February 6, 2006 First Lien Credit Agreement, your weighted average interest rate is 10.4%. Please explain to us how you estimated your discount rate and why you believe the rate used as of September 30, 2006 is reasonable. Your explanation should include a discussion of how your cost of debt and cost of equity (i.e., cost of capital) were considered in your estimate of the discount rate. Finally, also provide us with an explanation as to why the discount rate decreased from December 31, 2005 to September 30, 2006.

Furthermore, in future filings, please disclose the amount by which the fair value of each of your reporting units exceeds carrying value when there is not a material difference between the two values. For the two reporting units within your Compressor segment, please disclose the amount of goodwill for each reporting unit and the amount of tangible and intangible assets. This information will allow an investor to understand the value of the assets at-risk for impairment and how close to potential impairment those assets are. Please provide us with the disclosure you intend to include in future filings.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Nili Shah at (202) 551-3255, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief